SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                             ______________________


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 6) (1)

                                 AMX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00180C10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)


---------------
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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           CUSIP No. 00180C10 5                                  13G                                  PAGE 2 OF 5 PAGES
--------------------------------------------                                              ------------------------------------------
-------------- =====================================================================================================================
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               PETER D. YORK
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [_]
                                                                                                            (b) [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER
                                         882,207 (2)
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER
                                         882,207 (2)
-------------- ---------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               882,207 (2)
-------------- ---------------------------------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES *                                                                                    [_]
-------------- ---------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               7.2% (3)
-------------- ---------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*
               IN, OO (4)

============== =====================================================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(2)  A change in voting and dispositive power of the common stock referred to herein is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have shared voting power and/or shared dispositive power of such shares as a result of the Support Agreement (as defined below) described in Items 3, 4 and 5 hereof.

(3) The calculation of the foregoing percentage is based on a total of 12,235,087 shares of AMX Corporation common stock outstanding as of February 14, 2005 as set forth in the Merger Agreement (as defined below) and the 882,207 shares of AMX Corporation common stock that is beneficially owned by the Reporting Person.

(4) On June 24, 2002, Peter D. York (the "Reporting Person") was qualified as the Executor of the Estate of Marian York (the "Estate"). The Estate, due to the death of Marian York on May 2, 2002, acquired by operation of law 234,223 shares of the Common Stock, par value $0.01, of AMX Corporation. As Executor of the Estate, the Reporting Person was deemed to have acquired beneficial ownership of Common Stock that is owned of record by the Estate. As Executor, the Reporting Person has the sole power to vote or direct the vote, as well as sole power to dispose or direct the disposition of, the 234,223 shares held by the Estate. The Reporting Person disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Exchange Act.

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     CUSIP No. 00180C10 5               13G             PAGE 3 OF 5 PAGES
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ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         (a) and (b) The Issuer is AMX Corporation. The address of the principal executive offices of the Issuer is 3000 Research Drive, Richardson, Texas 75082.

ITEM 2.  PERSON FILING:

         (a)-(c) This statement is being filed by Peter D. York, a citizen of the United States of America. His place of residence is 4414 Wildwood Rd., Dallas, Texas 75209.

         (d)-(e) This statement relates to the Common Stock of the Issuer, par value $0.01 per share. The CUSIP No. for such shares is 00180C10 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP.

(a) Amount beneficially owned:

          882,207

(b) Percent of class:

          7.2%

(c) Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:

          0

     (ii) Shared power to vote or to direct the vote:

          882,207


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     CUSIP No. 00180C10 5               13G             PAGE 4 OF 5 PAGES
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     (iii) Sole power to dispose or to direct the disposition of:

          0

     (iv) Shared power to dispose or to direct the disposition of:

          882,207

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10.  CERTIFICATIONS.

         (a) N/A

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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     CUSIP No. 00180C10 5               13G             PAGE 5 OF 5 PAGES
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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           March 18, 2005
                           -----------------------------------------------------
                           (Date)

                            /s/ Peter D. York
                           -----------------------------------------------------
                           (Signature)

                           Peter D. York, both in his individual capacity and
                           as Executor of the Estate of Marian York
                           -----------------------------------------------------
                           (Name/Title)





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